Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FINANCIAL STRATEGIES ACQUISITION CORP.

Pursuant to Section 242 of the
Delaware General Corporation Law

FINANCIAL STRATEGIES ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1. The name of the Corporation is “Financial Strategies Acquisition Corp.”

2. The Corporation’s Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 1, 2020 (the “Original Certificate”).

3. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 9, 2021 (the “Amended and Restated Certificate of Incorporation”).

4. This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

5. This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

6. The text of Section 9.1 of Article Ninth is hereby amended and restated to read in full as follows:

Section 9.1   General.

(a)   The provisions of this Article IX shall apply during the period commencing upon the effectiveness of this Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article IX shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.

(b)   Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 22, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 13 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open), or up to 24 months, if such date is extended pursuant to Section 9.1(c) (the “Deadline Date”) and (iii) the redemption of shares in connection with a vote seeking to amend any provision of this Amended and Restated Certificate (A) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of the Offering Shares if the Corporation does not complete its initial Business Combination by the Deadline Date or (B) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7) and, for purposes of this clause (iii), only with respect to the redemption of those Offering Shares that a stockholder properly elects to redeem. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Co-Sponsors or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

(c)   Notwithstanding the foregoing or any other provisions of the Articles of this Amended and Restated Certificate, in the event that the Corporation has not consummated a Business Combination upon the date which is 13 months from the consummation of the Offering, the Board of Directors may, without another stockholder vote, extend the Deadline Date on a monthly basis up to eleven times, each by an additional one (1) month, for an aggregate of eleven additional months. Such extension may be exercised by resolution of the Board, if requested by one or both of the Co-Sponsors, and upon five days’ advance notice prior to the applicable Deadline Date, until 24 months from the consummation of the Offering, provided that one or both of the Co-Sponsors (or one or more of their respective affiliates, members or third-party designees) (each, a “Lender”) will lend to the Company for deposit into the Trust Account: for each such monthly extension, the lesser of (i) $50,000 or (ii) $0.05 for each then-outstanding Offering Share, for an aggregate deposit of up to the lesser of (x) $550,000 or (y) $0.55 for each then-outstanding Offering Share (if all eleven additional monthly extensions are exercised), upon the Company’s drawdown of non-interest bearing, unsecured promissory notes issued by the Corporation to the Lenders. If the Corporation completes an initial Business Combination, it will, at the option of the Lenders, repay the amounts loaned under such promissory notes or convert a portion or all of the amounts loaned under such promissory notes into units, which units will be identical to the private placement units issued to the Co-Sponsors at the time of the Offering. If the Corporation does not complete an initial Business Combination by the deadline to consummate the initial Business Combination, such promissory notes will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to the Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 9th day of December, 2022.

FINANCIAL STRATEGIES ACQUISITION CORP.

By:	/s/ Timo Vainionpää
	Name:	Timo Vainionpää
	Title:	Interim Chief Executive Officer